OSSEN INNOVATION CO. LTD.
518 Shangcheng Road, Floor 17
Shanghai, 200120
People’s Republic of China

VIA EDGAR

October 9, 2015

US Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Terence O’Brien

RE:	Ossen Innovation Co., Ltd.

Form 20-F

Filed April 28, 2015

File No. 1-34999

Dear Mr. O/Brien:

On behalf of Ossen Innovation Co., Ltd. (the “Company”), we hereby respond to the letter dated September 28, 2015 (“SEC Comment Letter”) from you to the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Annual Report on Form 20-F (the “Form 20-F”) submitted to the Commission on April 28, 2015 and the response letter of the Company submitted on September 21, 2015. For your convenience, we have transcribed each of the Staff’s comments below in bold type, and followed each such comment with the Company’s response in plain type.

Disclosure changes made in response to the Staff’s comments will be made in Amendment No. 1 to the Form 20-F (“Amendment No. 1”), to be filed substantially contemporaneously with the submission of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2014

2014 Schedule I, page F-46

1.	We note your response to prior comment 5. As we previously indicated, Rules 5-04(c) and 12-04(a) of Regulation S-X require that Schedule I be audited. As such, we reiterate our prior comment that you request your auditor, BDO China Shu Lun Pan, to revise their report to appropriately refer to Schedule I for the years ended December 31, 2014 and 2013 accordingly. Please amend your Form 20-F accordingly.

The Company’s auditor has revised its report in response to the SEC’s comment

Item 15. Controls and Procedures, page 81

2.	You amended your 2014 Form 20-F to include an audit opinion and Schedule I for the fiscal year ended December 31, 2012. We have also issued an additional comment above regarding the need audit Schedule I for fiscal years 2014 and 2013. As such, please tell us the factors you considered in concluding that your disclosure controls and procedures and internal controls over financial reporting were effective as of December 31, 2014.

The Company has revised the disclosure on page 81 of Amendment No. 2 in response to the SEC’s comment.

October 9, 2015

U.S. Securities and Exchange Commission

Attn: Terence O’Brien

Re: Ossen Innovation Co., Ltd.

* * * * * * * * * * *

In addition to the foregoing, on behalf of the Company, we acknowledge that:

(i)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	The Company may not assert Staff comments, or changes to disclosure in response to Staff comments, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact our counsel, Ari Edelman, Esq. or C. David Selengut, Esq., at any time at (212) 370-1300.

Very truly yours,

/s/ Feng Peng
Feng Peng Chief Financial Officer

cc:	C. David Selengut, Esq.

Ari Edelman, Esq.

Liang Tang